SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 17, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published two announcements on August 17, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090817/LTN20090817321.pdf with respect to the change of the board meeting date to August 28, 2009.  The board meeting was originally scheduled on August 24, 2009 for the purposes of considering and approving, inter alia, the interim results of the Company for the six months ended June 30, 2009 and the payment of an interim dividend (if any).   An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: August 17, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
Stock Code: 1055

CHANGE OF DATE OF BOARD MEETING

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company") dated 20 July 2009 in relation to the notice of board meeting of the Company.

The board of directors (the "Board") of the Company announces that the board meeting scheduled to be held on Monday, 24 August 2009 for the purpose of considering and approving, inter alia, the interim results of the Company for the six months ended 30 June 2009 and the payment of an interim dividend (if any) will be changed to Friday, 28 August 2009 as more time is required by the Company to have its interim financial statements finalized.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
17 August 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.